Exhibit 99.1

SciSparc: Neurothera Labs Signs Non-Binding Term Sheet to Acquire Majority Stake in a Quantum Algorithm Bio Data Analysis Company

TEL AVIV, Israel, Dec. 02, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, in which SciSparc holds a controlling interest of approximately 75%, has entered into a non-binding term sheet (the “Term Sheet”) with an Israeli-based pioneering quantum computing bio data company focused on quantum-enabled clinical analytics (the “Target Company”). Pursuant to the Term Sheet, NeuroThera will acquire a 55% equity interest in the Target Company from certain selling shareholders of the Target Company (the “Selling Shareholders”), calculated on a post transaction fully diluted basis, in consideration for the issuance to the Selling Shareholders of that amount of common shares, no par value per share, of NeuroThera equal to 40% of NeuroThera’s share capital, calculated on a non-diluted basis (the “Acquisition”).

By harnessing the principles of quantum computing, bio data can be stored, manipulated, and analyzed far more efficiently in comparison to the existing technologies, potentially revolutionizing the field through accelerated processing and enhanced insights. This innovative approach is based on key quantum phenomena such as superposition, entanglement, and inherent parallelism to deliver faster computations and superior machine learning performance. In turn, it strives to redefine clinical trials via quantum intelligence, seamlessly integrating quantum computing with bioinformatics and clinical data science to potentially unlock precision and speed in medical research and development.

The Acquisition remains subject to the completion of due diligence, negotiation and execution of definitive agreements, receipt of all required corporate and regulatory approvals, and other customary closing conditions. There can be no assurance that any definitive agreement will be entered into or that the transaction will be completed on the terms described, or at all.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera Labs Inc., engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through NeuroThera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About Neurothera Labs Inc.

NeuroThera Labs Inc. is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the benefits and advantages of quantum computing and that the Acquisition is subject to the completion of due diligence, negotiation and execution of definitive agreements, receipt of all required corporate and regulatory approvals, and other customary closing conditions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055